Exhibit k.7
FUND ACCOUNTING SERVICING AGREEMENT
          THIS AGREEMENT is made and entered into as of this ___ day of January, 2006, by and between MVC Capital, Inc. (the “Fund”) and MVC Financial Services, Inc. (“MVCFS”), both Delaware corporations, and U.S. Bancorp Fund Services, LLC, a Wisconsin limited liability company (“USBFS”).
          WHEREAS, the Fund is a closed-end management investment company, which has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”);
          WHEREAS, USBFS is, among other things, in the business of providing fund accounting services to investment companies and business development companies; and
          WHEREAS, each of the Fund and MVCFS desire to retain USBFS to provide accounting services to them.
          NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:
1.	Appointment of USBFS as Fund Accountant
The Fund and MVCFS hereby appoint USBFS as fund accountant of the Fund and MVCFS on the terms and conditions set forth in this Agreement, and USBFS hereby accepts such appointment and agrees to perform the services and duties set forth in this Agreement.
2.	Services and Duties of USBFS
USBFS shall provide the following fund accounting services for the Fund and MVCFS, as applicable, including but not limited to:
A.	Portfolio Accounting Services:
(1)	Maintain portfolio records on a trade date+1 basis using security trade information communicated from the Fund.

(2)	For each valuation date, obtain prices from a pricing source approved by the Board of Directors of the Fund and MVCFS, as applicable (each, the “Board of Directors” or the “Directors”) and apply those prices to the portfolio positions. For those securities where market quotations are not readily available, the Board of Directors, or a designee thereof, shall provide, in good faith, the fair value for such securities.

(3)	Identify interest and dividend accrual balances as of each valuation date and calculate gross earnings on investments for the accounting period.

(4)	Determine gain/loss on security sales and identify them as short-term or long-term; account for periodic distributions of gains or losses to shareholders and maintain undistributed gain or loss balances as of each valuation date.
B.	Expense Accrual and Payment Services:
(1)	For each valuation date, record the expense accrual amounts as directed by the Fund and MVCFS as to methodology, rate or dollar amount.

(2)	Record payments for expenses upon receipt of written authorization from the Fund and MVCFS.

(3)	Account for expenditures and maintain expense accrual balances at the level of accounting detail, as agreed upon by USBFS, the Fund and MVCFS.

(4)	Provide expense accrual and payment reporting.
C.	Fund Valuation and Financial Reporting Services:
(1)	Account for Fund share repurchases, tenders, sales, exchanges, transfers, dividend reinvestments, and other Fund share activity as reported by the Fund’s transfer agent on a timely basis.

(2)	Apply equalization accounting as directed by the Fund.

(3)	Determine net investment income (earnings) for the Fund and MVCFS as of each valuation date. Account for periodic distributions of earnings to shareholders and maintain undistributed net investment income balances as of each valuation date.

(4)	Maintain a general ledger and other accounts, books, and financial records for the Fund and MVCFS in the form as agreed upon.

(5)	Determine the net asset value of the Fund according to the accounting policies and procedures set forth in the Fund’s Prospectus or other operative documents.

(6)	Calculate per share net asset value, per share net earnings, and other per share amounts reflective of Fund operations at such time as required by the nature and characteristics of the Fund.

(7)	Communicate, at an agreed upon time, the per share price for each valuation date to parties as agreed upon from time to time.

(8)	Prepare monthly reports that document the adequacy of accounting detail to support month-end ledger balances.
D.	Tax Accounting Services:
(1)	Maintain accounting records for the investment portfolio of the Fund to support the tax reporting required for IRS-defined regulated investment companies.

(2)	Maintain tax lot detail for the Fund’s investment portfolio.

(3)	Calculate taxable gain/loss on security sales using the tax lot relief method designated by the Fund.

(4)	Provide the necessary financial information to support the taxable components of income and capital gains distributions to the Fund’s transfer agent to support tax reporting to the shareholders.
E.	Compliance Control Services:
(1)	Support reporting to regulatory bodies and support financial statement preparation by making the Fund’s accounting records available to the Fund, the Securities and Exchange Commission (the “SEC”), and the outside auditors.

(2)	Maintain accounting records according to the 1940 Act and regulations provided thereunder.
F.	USBFS will perform the following accounting functions on a monthly basis:
(1)	Reconcile cash and investment balances of the Fund with the Fund’s custodian, and provide the Fund with the beginning cash balance available for investment purposes.

(2)	Transmit or mail a copy of the portfolio valuation to the Fund.

(3)	Review the impact of current day’s activity on a per share basis, and review changes in market value.

G.	In addition, USBFS will:
(1)	Prepare monthly security transactions listings.

(2)	Supply various statistical data as requested by the Fund on an ongoing basis.

(3)	Prepare a monthly reconciliation between the Fund’s cash portfolio as held on USBFS’s accounting records and the Fund’s internal records.
3.	License of Data; Warranty; Termination of Rights
A.	The valuation information and evaluations being provided to the Fund and MVCFS by USBFS pursuant hereto (collectively, the “Data”) is being licensed, not sold, to the Fund and MVCFS. The Fund and MVCFS have a limited license to use the Data only for purposes necessary to valuing the Fund and MVCFS’ assets, reporting to regulatory bodies and the Board of Directors (the “License”). The Fund and MVCFS do not have any license nor right to use the Data for purposes beyond the intentions of this Agreement including, but not limited to, resale to other users or use to create any type of historical database. The License is non-transferable and not sub-licensable. The Fund and MVCFS’ right to use the Data cannot be passed to or shared with any other entity.

The Fund and MVCFS acknowledge the proprietary rights that USBFS and its suppliers have in the Data.

B.	THE FUND AND MVCFS HEREBY ACCEPT THE DATA AS IS, WHERE IS, WITH NO WARRANTIES, EXPRESS OR IMPLIED, AS TO MERCHANTABILITY OR FITNESS FOR ANY PURPOSE OR ANY OTHER MATTER.

C.	USBFS may stop supplying some or all Data to the Fund or MVCFS if USBFS’s suppliers terminate any agreement to provide Data to USBFS. Also, USBFS may stop supplying some or all Data to the Fund and MVCFS if USBFS reasonably believes that the Fund or MVCFS are using the Data in violation of the License, or breaching its duties of confidentiality provided for hereunder, or if any of USBFS’s suppliers demand that the Data be withheld from the Fund and MVCFS. USBFS will provide notice to the Fund and MVCFS of any termination of provision of Data as soon as reasonably possible, but no later than the next calculated net asset value.

D.	Notwithstanding the language provided in Section (3) herein, USBFS is in no way absolved from any duties and responsibilities set forth in Section two (2) of this Agreement, including performing tolerance checks, reviewing the current day’s activities on a per-share basis and reviewing changes in market value.
4.	Pricing of Securities
A.	For each valuation date, USBFS shall obtain prices from a pricing source recommended by USBFS and approved by the Board of Directors and apply those prices to the portfolio positions of the Fund and MVCFS, as applicable. For those securities where market quotations are not readily available, the Board of Directors shall approve, in good faith, procedures for determining the fair value for such securities.

If either the Fund or MVCFS desires to provide a price that varies from the price provided by the pricing source, the Fund or MVCFS shall promptly notify and supply USBFS with the price of any such security on each valuation date. All pricing changes made by the Fund or MVCFS will be in writing and must specifically identify the securities to be changed by CUSIP, name of security, new price or rate to be applied, and, if applicable, the time period for which the new price(s) is/are effective.

B.	In the event that the Fund or MVCFS at any time receive Data containing evaluations, rather than market quotations, for certain securities or certain other data related to such securities, the following provisions will apply: (i) evaluated securities are typically complicated financial instruments. There are many methodologies (including computer-based analytical modeling and individual security evaluations) available to generate approximations of the market value of such securities, and there is significant professional disagreement about which method is best. No evaluation method, including those used by USBFS and its suppliers, may consistently generate approximations that correspond to actual “traded” prices of the securities; (ii) methodologies used to provide the pricing portion of certain Data may rely on evaluations; however, the Fund and MVCFS acknowledge that there may be errors or defects in the software, databases, or methodologies generating the evaluations that may cause resultant evaluations to be inappropriate for use in certain applications; and (iii) the Fund and MVCFS assume all responsibility for edit checking, external verification of evaluations, and ultimately the appropriateness of using Data containing evaluations, regardless of any efforts made by USBFS and its suppliers in this respect.
5.	Changes in Accounting Procedures

Any resolution passed by the Board of Directors that affects accounting practices and procedures under this Agreement shall be effective upon written receipt of notice and acceptance by USBFS.

6.	Changes in Equipment, Systems, Etc.

USBFS reserves the right to make changes from time to time, as it deems advisable, relating to its systems, programs, rules, operating schedules and equipment, so long as such changes do not adversely affect the services provided to the Fund and MVCFS under this Agreement.
7.	Compensation

USBFS shall be compensated for providing the services set forth in this Agreement in accordance with the fee schedule set forth on Exhibit A hereto (as amended from time to time). The Fund and MVCFS shall pay all fees and reimbursable expenses within thirty (30) calendar days following receipt of the billing notice, except for any fee or expense subject to a good faith dispute. The Fund and MVCFS shall notify USBFS in writing within thirty (30) calendar days following receipt of each invoice if the Fund is disputing any amounts in good faith. The Fund and MVCFS shall settle such disputed amounts within ten (10) calendar days of the day on which the parties agree to the amount to be paid. With the exception of any fee or expense the Fund and MVCFS are disputing in good faith as set forth above, unpaid invoices shall accrue a finance charge of one and one-half percent (1 1/2%) per month, after the due date. Notwithstanding anything to the contrary, amounts owed by the Fund and MVCFS to USBFS shall only be paid out of the assets and property of the particular party involved.

8.	Representations and Warranties
A.	The Fund and MVCFS hereby represent and warrant to USBFS, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:
(1)	They are duly organized and existing under the laws of the jurisdiction of their organization, with full power to carry on their business as now conducted, to enter into this Agreement and to perform their respective obligations hereunder;

(2)	This Agreement has been duly authorized, executed and delivered in accordance with all requisite action and constitutes a valid and legally binding obligation of the Fund and MVCFS, enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties; and

(3)	They are conducting their business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on their business as now conducted; there is no statute, rule, regulation, order or judgment binding on them and no provision of their charters, bylaws or any contract binding them or affecting their property which would prohibit their execution or performance of this Agreement.
B.	USBFS hereby represents and warrants to the Fund and MVCFS, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:
(1)	It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)	This Agreement has been duly authorized, executed and delivered by USBFS in accordance with all requisite action and constitutes a valid and legally binding obligation of USBFS, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties; and

(3)	It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.
9.	Standard of Care; Indemnification; Limitation of Liability
A.	USBFS shall exercise reasonable care in the performance of its duties under this Agreement. Neither USBFS nor its suppliers shall be liable for any error of judgment or mistake of law or for any loss suffered by the Fund, MVCFS or any third party in connection with its duties under this Agreement, including losses resulting from mechanical breakdowns or the failure of communication or power supplies beyond USBFS’s control, except a loss arising out of or relating to USBFS’s refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement. Notwithstanding any other provision of this Agreement, if USBFS has exercised reasonable care in the performance of its duties under this Agreement, the Fund and MVCFS shall indemnify and hold harmless USBFS and its suppliers from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees) that USBFS or its suppliers may sustain or incur or that may be asserted against USBFS or its suppliers by any person arising out of or related to (X) any action taken or omitted to be taken by it in performing the services hereunder (i) in accordance with the foregoing standards, or (ii) in reliance upon any written or oral instruction provided to USBFS by any duly authorized officer of the Fund or MVCFS, such duly authorized officer to be included in a list of authorized officers furnished to USBFS and as amended from time to time in writing by resolutions of the Board of Directors of the Fund, or (Y) the Data, or any information, service, report, analysis or publication derived therefrom, except for any and all claims, demands, losses, expenses, and liabilities arising out of or relating to USBFS’s refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement. This indemnity shall be a continuing obligation of the Fund and MVCFS, its successors and assigns, notwithstanding the termination of this Agreement. As used in this paragraph, the term “USBFS” shall include USBFS’s directors, officers and employees.

The Fund and MVCFS accept responsibility for, and acknowledge they exercise their own independent judgment in, its selection of the Data, their selection of the use or intended use of such, and any results obtained. Nothing contained herein shall be deemed to be a waiver of any rights existing under applicable law for the protection of investors.

USBFS shall indemnify and hold the Fund and MVCFS harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees) that the Fund or MVCFS may sustain or incur or that may be asserted against the Fund and MVCFS by any person arising out of any action taken or omitted to be taken by USBFS as a result of USBFS’s refusal or failure to comply with the terms of this Agreement, or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement. This indemnity shall be a continuing obligation of USBFS, its successors and assigns, notwithstanding the termination of this Agreement. As used in this paragraph, the terms “Fund and MVCFS” shall include the Fund and MVCFS’ directors, officers and employees.

In the event of a mechanical breakdown or failure of communication or power supplies beyond its control, USBFS shall take all reasonable steps to minimize service interruptions for any period that such interruption continues. USBFS will make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such a breakdown at the expense of USBFS. USBFS agrees that it shall, at all times, have reasonable contingency plans with appropriate parties, making reasonable provision for emergency use of electrical data processing equipment to the extent appropriate equipment is available. Representatives of the Fund and MVCFS shall be entitled to inspect USBFS’s premises and operating capabilities at any time during regular business hours of USBFS, upon reasonable notice to USBFS. Moreover, USBFS shall provide the Fund and MVCFS, at such times as the Fund and MVCFS may reasonably require, copies of reports rendered by independent accountants on the internal controls and procedures of USBFS relating to the services provided by USBFS under this Agreement.

Notwithstanding the above, USBFS reserves the right to reprocess and correct administrative errors at its own expense.

In no case shall either party be liable to the other for (i) any special, indirect or consequential damages, loss of profits or goodwill (even if advised of the possibility of such); or (ii) any delay by reason of circumstances beyond its control, including acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of God, insurrection, war, riots, or failure beyond its control of transportation or power supply.

B.	In order that the indemnification provisions contained in this section shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation that presents or appears likely to present the probability of a claim for indemnification. The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification with counsel reasonably satisfactory to indemintee unless the legal rights and defenses available to indemnitor and indemnitee present a conflict for joint counsel. In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this section. The indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor’s prior written consent ; provided however, that the indemnitor shall not settle a claim that results in any admission of wrongdoing by indemnitee without indemnitee’s prior written consent.

C.	The indemnity and defense provisions set forth in this Section 9 shall indefinitely survive the termination and/or assignment of this Agreement.

D.	If USBFS is acting in another capacity for the Fund and MVCFS pursuant to a separate agreement, nothing herein shall be deemed to relieve USBFS of any of its obligations in such other capacity.
10.	Proprietary and Confidential Information

USBFS agrees on behalf of itself and its directors, officers, and employees to treat confidentially and as proprietary information of the Fund and MVCFS all records and other information relative to the Fund and MVCFS and prior, present, or potential shareholders of the Fund and MVCFS (and clients of said shareholders) including all shareholder trading information, and not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, except after prior notification to and approval in writing by the Fund and MVCFS, which approval shall not be unreasonably withheld and may not be withheld where USBFS may be exposed to civil or criminal contempt proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, or when so requested by the Fund and MVCFS. USBFS acknowledges that it may come into possession of material nonpublic information with respect to the Fund and MVCFS and confirms that it has in place effective procedures to prevent the use of such information in violation of applicable insider trading laws.

Further, USBFS will adhere to the privacy policies adopted by the Fund pursuant to Title V of the Gramm-Leach-Bliley Act, as may be modified from time to time (the “Act”). Notwithstanding the foregoing, USBFS will not share any nonpublic personal information concerning any of the Fund’s and MVCFS’s shareholders to any third party unless specifically directed by the Fund and MVCFS or allowed under one of the exceptions noted under the Act.

11.	Term of Agreement; Amendment

This Agreement shall become effective as of the date first written above and will continue in effect for a period of three years; provided however, the Fund and MVCFS may terminate the agreement by giving USBFS ninety (90) days prior written notice in the event that USBFS breaches the standard of care set forth herein. Subsequent to the initial three-year term, this Agreement may be terminated by either party upon giving ninety (90) days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties. However, this Agreement may be amended by mutual written consent of the parties.

12.	Records

USBFS shall keep records relating to the services to be performed hereunder in the form and manner, and for such period, as it may deem advisable and is agreeable to the Fund and MVCFS, but not inconsistent with the rules and regulations of appropriate government authorities, in particular, Section 31 of the 1940 Act and the rules thereunder. USBFS agrees that all such records prepared or maintained by USBFS relating to the services to be performed by USBFS hereunder are the property of the Fund and MVCFS, respectively and will be preserved, maintained, and made available in accordance with such applicable sections and rules of the 1940 Act and will be promptly surrendered to the Fund or MVCFS on and in accordance with its request. USBFS agrees to provide any records necessary to the Fund and MVCFS to comply with the Fund’s disclosure controls and procedures adopted in accordance with the Sarbanes-Oxley Act. Without limiting the generality of the foregoing, the USBFS shall cooperate with the Fund and MVCFS and assist the Fund and MVCFS as necessary by providing information to enable the appropriate officers of the Fund and MVCFS to execute any required certifications.

13.	Governing Law

This Agreement shall be construed in accordance with the laws of the State of Wisconsin, without regard to conflicts of law principles. To the extent that the applicable laws of the State of Wisconsin, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the SEC thereunder.

14.	Duties in the Event of Termination

In the event that, in connection with termination, a successor to any of USBFS’s duties or responsibilities hereunder is designated by the Fund and MVCFS by written notice to USBFS, USBFS will promptly, upon such termination and at the expense of the Fund and MVCFS, transfer to such successor all relevant books, records, correspondence, and other data established or maintained by USBFS under this Agreement in a form reasonably acceptable to the Fund and MVCFS (if such form differs from the form in which USBFS has maintained, the Fund and MVCFS shall pay any expenses associated with transferring the data to such form), and will cooperate in the transfer of such duties and responsibilities, including provision for assistance from USBFS’s personnel in the establishment of books, records, and other data by such successor.

15.	No Agency Relationship

Nothing herein contained shall be deemed to authorize or empower USBFS to act as agent for the other party to this Agreement, or to conduct business in the name, or for the account, of the other party to this Agreement.

16.	Data Necessary to Perform Services

The Fund and MVCFS or its agent shall furnish to USBFS the data necessary to perform the services described herein at such times and in such form as mutually agreed upon. If USBFS is also acting in another capacity for the Fund and MVCFS, nothing herein shall be deemed to relieve USBFS of any of its obligations in such capacity.

17.	Notification of Error

The Fund and MVCFS will notify USBFS of any discrepancy between USBFS and the Fund and MVCFS, including, but not limited to, failing to account for a security position in the Fund’s portfolio, by the later of: within five (5) business days after receipt of any reports rendered by USBFS to the Fund; within five (5) business days after discovery of any error or omission not covered in the balancing or control procedure, or within five (5) business days of receiving notice from any shareholder.

18.	Compliance with Laws

The Fund and MVCFS, as applicable, have and retain primary responsibility for all compliance matters relating to each of them, including but not limited to compliance with the 1940 Act, the Code, the SOX Act, the USA PATRIOT Act of 2002 and the policies and limitations of the Fund and MVCFS relating to their respective portfolio investments as set forth in their current prospectus and statements of additional information, as applicable. USBFS’s services hereunder shall not relieve the Fund and MVCFS of their responsibilities for assuring such compliance or the Board of Director’s oversight responsibility with respect to the Fund.

19.	Assignment

This Agreement may not be assigned by either party without the prior written consent of the other party.

20.	Notices

Any notice required or permitted to be given by either party to the other shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service, upon delivery after sent by registered or certified mail, postage prepaid, return receipt requested, or on the date sent and confirmed received by facsimile transmission to the other party’s address set forth below:

Notice to USBFS shall be sent to:
U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

and notice to the Fund and MVCFS shall be sent to:
MVC Capital, Inc.
287 Bowman Avenue, 2nd Floor
Purchase, NY 10577
21.	Several Obligations

The parties acknowledge that the representations and obligations of the Fund and MVCFS are several and not joint, that neither the Fund nor MVCFS shall be liable for any amount owing by the other, and that the Fund and MVCFS have executed one instrument for convenience only.

22.	Entire Agreement

This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements, arrangements and understandings, whether written or oral.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

MVC Capital, Inc.		U.S. BANCORP FUND SERVICES, LLC

By:		By:

	Michael T. Tokarz		Joe D. Redwine

Title:	Chairman	Title:	President

MVC Financial Services, Inc.

By:

Michael T. Tokarz

Title:	Chairman

Exhibit A
to the Fund Administration Servicing Agreement
and the Fund Accounting Servicing Agreement
With respect to the minimum annual fee, the Fee Schedule for the Fund Administration Servicing Agreement shall be read in conjunction with the Fee Schedule for the Fund Accounting Servicing Agreement between the same parties and entered into as of the same date. That schedule in full is reproduced below:
Annual Fee Schedule
Aggregate Minimum Annual Fee of $180,000 or an asset based fee of 10 basis points on the first $100 million, 9 basis points on the next $200 million and 5 basis points thereafter, whichever is greater (out-of-pockets not included other than the SAS 70 Type II Report).
The monthly Fund aggregate fee shall be allocated 60% to MVC Capital, Inc. and 40% to MVC Financial Services, LLC.
Additional Report Writing
Forty hours (40) per calendar quarter of technical programming (no carryforward allowed), any additional hours will be billed at the then current standard hourly rate.
OUT-OF-POCKET EXPENSES
SAS 70 Type II Reporting — Covering Only MVC Capital, Inc.

U.S. Bancorp Fund Services, LLC will pay up to $50,000 as an out-of-pocket expense,
The Fund then will pay the balance out of pocket expenses.
Fund Accounting
All out-of-pocket expenses are billed monthly, included, but not limited to:
$.15 Domestic and Canadian Equities, Options
$.50 Corp/Gov/Agency Bonds, International Equities and Bonds
$.80 CMO’s, Municipal Bonds, Money Market Instruments
$125 Per fund per month — Mutual Funds
Corporate Action Services
$2.00 Per equity security per month
Manual Security Pricing
$125 per month — greater than 10/day
Factor Services (BondBuyer)
Per CMO — $1.50/month
Per Mortgage Backed — $0.25/month
Minimum — $300/month
Fund Administration
Postage, Stationery
Proxies, Insurance
EDGAR filing — Approx. $11.00/page
Retention of records
Federal and state regulatory filing fees
Certain insurance premiums
Expenses from board of directors meetings
Auditing and legal expenses
Blue Sky conversion expenses (if necessary)
All other out-of-pocket expenses